SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No.4)*

                                    Syms Corp
                               -------------------
                                (Name of Issuer)

                          Common Stock, $.05 par value
                         (Title of Class of Securities)

                                    871551107
                                 ---------------
                                 (CUSIP Number)

                                     Sy Syms
                                  c/o Syms Corp
                                  One Syms Way
                           Secaucus, New Jersey 07094
                            Tel. No.: (201) 902-9600
                  ----------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 14, 2000
             ------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 4 Pages

-----------------------------                      -----------------------------
   CUSIP NO. 871551107                13D              PAGE  2  OF  4  PAGES
-----------------------------                      -----------------------------

----- --------------------------------------------------------------------------
  1    NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           Sy Syms
----- --------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                        (b) [x]
----- --------------------------------------------------------------------------
  3    SEC USE ONLY
----- --------------------------------------------------------------------------
  4    SOURCE OF FUNDS*
       Not applicable. See Item 3
----- --------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) or 2(e)                                                    [ ]
----- --------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       United States
--------------------------------------------------------------------------------
                                 7     SOLE VOTING POWER
                                       6,231,507
           NUMBER OF           ----- -------------------------------------------
             SHARES              8     SHARED VOTING POWER
          BENEFICIALLY                 0
           OWNED BY            ----- -------------------------------------------
             EACH                9     SOLE DISPOSITIVE POWER
           REPORTING                   6,231,507
          PERSON WITH          ----- -------------------------------------------
                                10     SHARED DISPOSITIVE POWER
                                       0
----- --------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         6,231,507(1)
----- --------------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                                      [ ]
----- --------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         39.0%
----- --------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON*
       IN
----- --------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

-----------------------------                      -----------------------------
   CUSIP NO. 871551107                13D              PAGE  3  OF  4  PAGES
-----------------------------                      -----------------------------

----- --------------------------------------------------------------------------
  1    NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           Sy Syms Revocable Living Trust
----- --------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                        (b) [x]
----- --------------------------------------------------------------------------
  3    SEC USE ONLY
----- --------------------------------------------------------------------------
  4    SOURCE OF FUNDS*
       Not applicable. See Item 3
----- --------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) or 2(e)                                                    [ ]
----- --------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       United States
--------------------------------------------------------------------------------
                                 7     SOLE VOTING POWER
                                       6,231,507
           NUMBER OF           ----- -------------------------------------------
             SHARES              8     SHARED VOTING POWER
          BENEFICIALLY                 0
           OWNED BY            ----- -------------------------------------------
             EACH                9     SOLE DISPOSITIVE POWER
           REPORTING                   6,231,507
          PERSON WITH          ----- -------------------------------------------
                                10     SHARED DISPOSITIVE POWER
                                       0
----- --------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         6,231,507(1)
----- --------------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                                      [ ]
----- --------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         39.0%
----- --------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON*
       00
----- --------------------------------------------------------------------------

(1) Beneficial ownership of 6,002,145 shares is as trustee under the Sy Syms Revocable Living Trust, 229,262 shares as trustee for Laura Merns and 100 shares as custodian for Jillian E. Merns.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

     This Amendment No. 4 to Schedule 13D amends the Schedule 13D filed on August 30, 1995, as previously amended by a First Amendment thereto dated October 30, 1995, a Second Amendment thereto dated January 5, 1996, and a Third Amendment thereto dated December 31, 1996 (the "Statement"), with respect to the common stock par value $.05 per share (the "Common Stock"), of Syms Corp, a New Jersey corporation (the "Company") with its principal executive offices at One Syms Way, Secaucus, New Jersey 07094. Other than as set forth below, to the best knowledge of Sy Syms and the Sy Syms Revocable Trust, there has been no material change in the information set forth in response to Items 1, 2, 4, 6 and 7 of the Statement, as amended. Accordingly, those Items are omitted from this Amendment No. 4.


Item 3. Source and Amount of Funds or Other Consideration.

     The Sy Syms Revocable Living Trust gifted 1,050,000 shares of Common Stock to Marcy Syms Merns.


Item 5. Interest in Securities of the Issuer

     (a) and (b) Mr. Syms is the beneficial owner of an aggregate of 6,231,507 shares (39.0%) of Common Stock. Of such 6,231,507 shares of Common Stock, (i) 6,002,145 shares are held by the Sy Syms Revocable Living Trust, (ii) 229,262 shares are held by Sy Syms as Trustee for Laura Merns and (iii) 100 shares are held by Sy Syms as custodian for Jillian E. Merns.

     (c) On March 14, 2000, the Sy Syms Revocable Living Trust gifted of 1,050,000 shares of Common Stock to Marcy Syms Merns.

     (d) and (e) Not applicable.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: April  __, 2000



                                           -------------------------------
                                                      Sy Syms